Rec'd 7/8/02

[redacted]

02023588

S[illegible]E COMMISSION
[illegible]20549

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SEC FILE NUMBER
8- 52287

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
JUL 0 8 2002
535

NAME OF BROKER-DEALER:

Butler, Chapman & Co. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue , 10th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

RECD S.E.C.
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kasia Sierpinski — 212-508-0201 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegel, Sacks, Press, & Lacher
(Name — *if individual, state last, first, middle name*)

630 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUL 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 7-18-02

OATH OR AFFIRMATION

I, Frederick J.C. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler, Chapman & Co. LLC, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

Chairman
Title

____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER, CHAPMAN & CO. LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001 AND
THE PERIOD FROM JANUARY 5, 2000
(DATE OF INCEPTION) TO DECEMBER 31, 2000

BUTLER, CHAPMAN & CO. LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001 AND
THE PERIOD FROM JANUARY 5, 2000
(DATE OF INCEPTION) TO DECEMBER 31, 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of
Butler, Chapman & Co. LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in members' equity, and cash flows present fairly, in all material respects, the financial position of Butler, Chapman & Co. LLC (the "Company") at December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and the period from January 5, 2000 (date of inception) to December 31, 2000 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siegel, Sacks, Press & Lacher, P.C.

New York, New York
February 4, 2002

BUTLER, CHAPMAN & CO. LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	December 31, 2000
Cash and cash equivalents	$ 1,051,626	$ 2,264,237
Accounts receivable	323,284	409,035
Interest receivable	8,520	-
Income tax refund receivable	20,370	-
Prepaid expenses	24,995	52,386
Due from managing member	29,076	47,975
Other receivable	11,350	-
Employee advances	7,925	1,743
Leasehold improvements, net of accumulated amortization of $184 in 2001 and $60,798 in 2000	18,697	14,346
Office furniture and equipment, net of accumulated depreciation of $71,868 in 2001 and $61,105 in 2000	34,373	19,346
Deferred legal costs, net of accumulated amortization of $60 in 2001 and $5,987 in 2000	6,255	1,408
Goodwill, net of accumulated amortization of $328,345 in 2001 and $163,270 in 2000	6,274,633	6,439,708
Deferred income taxes	13,466	2,620
TOTAL ASSETS	$ 7,824,570	$ 9,252,804

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
LIABILITIES		
Accounts payable and accrued expenses	$ 53,265	$ 68,199
Accrued taxes	325	27,448
Client deposit	1,134	-
Deferred revenue	11,539	212,461
Capital lease obligation payable	24,842	-
Note payable	289,503	562,915
Accrued bonuses	-	250,000
Accrued rent	-	6,191
TOTAL LIABILITIES	380,608	1,127,214
MEMBERS' EQUITY		
Managing member	4,652,476	5,078,494
Non-managing member	2,791,486	3,047,096
TOTAL MEMBERS' EQUITY	7,443,962	8,125,590
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 7,824,570	$ 9,252,804

See accompanying notes to financial statements.

BUTLER, CHAPMAN & CO. LLC

STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31, 2001 AND
THE PERIOD FROM JANUARY 5, 2000
(DATE OF INCEPTION) TO DECEMBER 31, 2000

	2001	2000
Income:		
Advisory fees	$ 1,415,842	$ 4,959,844
Interest	172,358	192,641
Other	4,301	-
TOTAL INCOME	1,592,501	5,152,485
Expenses:		
Payroll	1,156,530	3,618,502
Professional fees	158,227	262,380
Depreciation and amortization	191,836	189,186
Rent	180,942	160,675
Insurance	115,661	84,425
Payroll taxes	46,294	106,479
Office	68,586	76,922
Interest	22,998	37,759
Client development	30,803	30,455
Communication costs	15,447	19,824
Dues and subscriptions	7,335	9,178
Travel and entertainment	1,507	3,103
Taxes	4,243	2,334
Moving expense	7,708	-
Advertising	650	3,630
Other	5,277	4,215
TOTAL EXPENSES	2,014,044	4,609,067
(LOSS) INCOME BEFORE (BENEFIT FROM) PROVISION FOR INCOME TAXES	(421,543)	543,418
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(10,521)	24,828
NET (LOSS) INCOME	$ (411,022)	$ 518,590

See accompanying notes to financial statements.

BUTLER, CHAPMAN & CO. LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Equity	Managing Member	Non-Managing Member
Fair value of net assets contributed	$ 29,844	$ 29,844	$ -
Cash contributed	2,000,000	-	2,000,000
Goodwill contributed	5,970,156	5,970,156	-
Sale of 12½% interest in Company	-	(1,000,000)	1,000,000
Distributions to members	(393,000)	(245,625)	(147,375)
Net income	518,590	324,119	194,471
Balance - December 31, 2000	8,125,590	5,078,494	3,047,096
Distributions to members	(270,606)	(169,129)	(101,477)
Net loss	(411,022)	(256,889)	(154,133)
Balance - December 31, 2001	$ 7,443,962	$ 4,652,476	$ 2,791,486

See accompanying notes to financial statements.

BUTLER, CHAPMAN & CO. LLC

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001 AND
THE PERIOD FROM JANUARY 5, 2000
(DATE OF INCEPTION) TO DECEMBER 31, 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (411,022)	$ 518,590
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation and amortization	191,836	189,186
Deferred income taxes	(10,846)	(2,620)
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	85,751	(404,260)
Increase in interest receivable	(8,520)	-
Increase in income tax refund receivable	(20,370)	-
Decrease (increase) in prepaid expenses	27,391	(49,044)
Decrease (increase) in due from managing member	18,899	(4,408)
Increase in other receivable	(11,350)	-
Increase in employee advances	(6,182)	(1,743)
Increase in deferred legal fees	(6,315)	-
(Decrease) increase in accounts payable and accrued expenses	(33,815)	47,536
(Decrease) increase in accrued bonuses	(250,000)	250,000
(Decrease) increase in accrued taxes	(27,123)	27,448
Increase in client deposit	1,134	-
(Decrease) increase in deferred revenue	(200,922)	212,461
Decrease in accrued rent	(6,191)	(6,191)
Net cash (used in) provided by operating activities	(667,645)	776,955
NET CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of office equipment	-	(6,244)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on note payable	(273,412)	(269,907)
Distributions to members	(270,606)	(393,000)
Paydowns on capital lease obligation	(948)	-
Cash contributed by non-managing member	-	2,000,000
Proceeds from issuance of note payable	-	156,433
Net cash (used in) provided by financing activities	(544,966)	1,493,526
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,212,611)	2,264,237
CASH AND CASH EQUIVALENTS - beginning of year	2,264,237	-
CASH AND CASH EQUIVALENTS - end of year	$ 1,051,626	$ 2,264,237

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS
(Continued)

YEAR ENDED DECEMBER 31, 2001 AND
THE PERIOD FROM JANUARY 5, 2000
(DATE OF INCEPTION) TO DECEMBER 31, 2000

SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid $26,721 of interest and $20,370 of income taxes for the year ended December 31, 2001.

The Company paid $30,093 of interest for the period from January 5, 2000 (date of inception) to December 31, 2000.

NON-CASH INVESTING AND FINANCING ACTIVITIES

In 2001, the Company entered into a capital lease obligation for $25,790 in order to acquire office equipment.

At December 31, 2001, the Company had $18,881 of accounts payable related to leasehold improvements.

On January 5, 2000, the managing member transferred certain of its assets and liabilities to the Company for a 75% member interest. The Company recorded the net assets at their fair value of $29,844, which was equal to their book value as previously carried in the financial statements of the managing member. In addition, the Company issued an $832,822 note payable to the managing member in return for $200,000. As of December 31, 2000, the Company had only received $156,433. The remaining $43,567 was recorded as due from managing member in the accompanying statement of financial condition. See Note 3 of the accompanying notes to financial statements for the goodwill recorded as a result of these transactions.

See accompanying notes to financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

Butler, Chapman & Co. LLC ("the Company") is primarily engaged in the business of providing advice to others in connection with various transactions including financial restructurings, mergers, acquisitions, private placements of securities and other similar activities.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity date of three months or less to be cash equivalents.

Depreciation

Depreciation of office furniture and equipment is provided on the double-declining balance method, over seven and five year periods, respectively.

Amortization

Goodwill is being amortized on the straight-line method over 40 years. Amortization expense charged to operations was $165,075 for 2001 and $163,270 for 2000.

Leasehold improvements and deferred legal costs are amortized on the straight-line basis over the lives of the respective leases.

Revenue Recognition

Fees generated in relation to a specific transaction or project are recognized when the transaction or project is substantially complete and billable. Fees for general consulting services are recorded ratably over the life of the consulting agreement.

Income taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107 approximate the carrying amounts presented in the statement of financial condition.

2. DUE FROM MANAGING MEMBER

As part of the January 5, 2000 "Amended and Restated Purchase, Sale and Contribution Agreement" which resulted in the formation of the Company, the Company was to issue an $832,822 note payable in exchange for $200,000 cash and the remaining goodwill of the managing member (See Note 3). At the closing, the Company only received $156,433 of cash. The remaining amount of $43,567 was recorded as due from managing member. The following is a summary of transactions between the Company and its managing member for the year ended December 31, 2001 and for the period from January 5, 2000 (date of inception) to December 31, 2000:

Balance due upon formation of Company - January 5, 2000	$ 43,567
Corporate taxes paid on behalf of managing member	4,408
Due from managing member, December 31, 2000	47,975
Reimbursement for corporate taxes paid in 2000	(4,408)
Reimbursements for payroll from managing member in excess of actual managing member payroll disbursed by the Company	(14,491)
Due from managing member, December 31, 2001	$ 29,076

3. GOODWILL

As part of the January 5, 2000 "Amended and Restated Purchase, Sale and Contribution Agreement" which resulted in the formation of the Company, the managing member transferred certain assets and liabilities into the Company. The fair value of the net assets was $29,844. The managing member received a 75% interest in the Company as a result of this transfer. At the same time as the asset transfer, the non-managing member of the Company contributed $2,000,000 of cash for a 25% interest in the Company. Under the goodwill method of accounting for limited liability company member contributions, the Company recorded $5,970,156 of goodwill. The Company calculated the goodwill as $6,000,000 less the fair value of the net assets contributed by the managing member. The $6,000,000 represents the contribution that would be required to acquire 75% of the Company, assuming that the non-managing member's $2,000,000 contribution represented a 25% interest.

3. GOODWILL (Continued)

In addition to the above transaction, the Company also issued a 5.76%, $832,822 note payable to the managing member in exchange for $200,000 cash and the remaining goodwill of the managing member (See Note 2). The remaining goodwill of $632,822 represents the amount of the note payable that is in excess of the cash that was to be received.

4. INCOME TAXES

The Company is organized as a limited liability company and taxed as a partnership and therefore pays no federal or state income taxes and passes through all taxable income to the members of the Company.

The Company is however subject to New York City Unincorporated Business Tax.

The net deferred tax asset consisted of the following components as of December 31, 2001 and 2000:

	2001	2000
Deferred tax assets relating to:		
Net operating loss carryfoward	$ 14,470	-
Organization costs	948	1,264
Accrued expenses	158	307
Leasehold improvements	6	2,105
Office furniture and equipment	-	5
Deferred tax liability relating to:		
Goodwill	(2,116)	(1,061)
Net deferred tax asset	$ 13,466	$ 2,620

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.

The provision for income taxes for the year ended December 31, 2001 and for period from January 5, 2000 (date of inception) to December 31, 2000 consisted of the following:

	2001	2000
Current income taxes	$ 325	$ 27,448
Deferred taxes	(10,846)	(2,620)
(Benefit from) provision for income taxes	$ (10,521)	$ 24,828

5. CAPITAL LEASE OBLIGATION PAYABLE

The Company leases its telephone equipment under a capital lease. The economic substance of the lease is that the Company is financing the acquisition of the asset through the lease, and accordingly, it is recorded in the Company's assets and liabilities.

The leased asset has been recorded at $25,790 and included in office furniture and equipment in the accompanying statement of financial condition. Accumulated depreciation related to the leased equipment at December 31, 2001 was $1,290.

The following is a schedule by years of future minimum payments required under the lease together with their present value as of December 31, 2001:

Year Ending December 31,	
2002	$ 6,746
2003	6,155
2004	6,155
2005	6,155
2006	4,616
Total minimum lease payments	29,827
Less amount representing interest	(4,985)
Present value of minimum lease payments	$24,842

6. NOTE PAYABLE

As part of the January 5, 2000 "Amended and Restated Purchase, Sale and Contribution Agreement" which resulted in the formation of the Company, the Company issued an $832,822 note payable to its managing member (See Note 2). The note bears interest at 5.76% and is payable in quarterly installments of $75,000 including interest.

Principal maturities due on the note for 2002 are $289,504. The last quarterly payment will be made on October 6, 2002.

7. NET CAPITAL

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater. The Rule further requires that the ratio of aggregate indebtedness, as defined under such provisions, to net capital shall not exceed 15 to 1. At December 31, 2001 and December 31, 2000, the Company had net capital of $649,985 and $1,091,738, respectively which exceeded the minimum net capital requirement by $624,611 and $1,016,590, respectively and the Company's ratio of aggregate indebtedness to net capital was .59 to 1 and 1.03 to 1, respectively.

8. LEASING ARRANGEMENTS

The Company conducted its operations from facilities that were leased under a non-cancelable operating lease that expired in December 2001. On December 14, 2001, the Company entered into a new non-cancelable operating sub-lease with its non-managing member, expiring in December 2006. Future minimum rental payments required under the lease are as follows:

Year Ended December 31,	
2002	$ 228,976
2003	228,976
2004	228,976
2005	240,673
2006	246,521
Total	$1,174,122

In 2001, actual base rental payments related to the lease year under the old lease were $130,015. Payments made under the new lease were $19,081 and were for the month of January 2002 per the lease agreement. Straight-line rental expense, under both leases, was $133,596. During 2001, the Company paid $5,100 of water condenser charges called for in the old lease and $18,404 of contingent rental payments for items such as real estate taxes, electric and operating expenses. Under the new lease, the Company has also agreed to pay a fixed amount each year for use of certain common areas, such as conference rooms, the reception area, pantries, etc. The Company will pay $30,000 per annum through April 30, 2005 and $32,000 per annum from May 1, 2005 through the end of the lease. These fixed amounts have been included with base rent in the schedule of minimum lease payments above. In addition, the Company may be liable for their share of contingent payments that may be due by the non-managing member under the master lease.

In 2000, actual base rental payments related to the lease year were $130,015. Straight-line rental expense for the year was $123,823. During 2000, the Company paid $5,625 of water condenser charges and $10,105 of contingent rental payments.

9. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in two money market accounts at different financial institutions. Both accounts are uninsured.

10. RELATED PARTY TRANSACTIONS

The Company pays the payroll for its managing member and is reimbursed monthly (See Note 2).

The Company leases its office space through a sublease with its non-managing member (See Note 8).

10. RELATED PARTY TRANSACTIONS (Continued)

The non-managing member is also a client of the Company. Advisory fees earned from the non-managing member were $483,333 in 2001 and $66,667 in 2000. During the year, the Company bills the non-managing member for reimbursable expenses. At December 31, 2001, the non-managing member had a $1,134 credit towards future reimbursable expenses. This amount has been recorded as a client deposit in the accompanying statement of financial condition. At December 31, 2000, the Company had a receivable of $1,347 from the non-managing member. This amount is included in accounts receivable in the accompanying statement of financial condition.

SUPPLEMENTARY INFORMATION

BUTLER, CHAPMAN & CO. LLC

SUPPLEMENTARY SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2001	December 31, 2000
Net capital:		
Total equity	$ 7,443,962	$ 8,125,590
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	323,284	409,035
Interest receivable	8,520	-
Income tax refund receivable	20,370	-
Prepaid expenses	24,995	52,386
Due from managing member	29,076	47,975
Other receivable	11,350	-
Employee advances	7,925	1,743
Leasehold improvements	18,697	14,346
Office equipment and furniture	34,373	19,346
Deferred legal costs	6,255	1,408
Goodwill	6,274,633	6,439,708
Deferred income taxes	13,466	2,620
	6,772,944	6,988,567
Net capital before haircuts on securities	671,018	1,137,023
Haircuts on securities		
Money market funds (cash equivalent)	21,033	45,285
NET CAPITAL	$ 649,985	$ 1,091,738
Aggregate indebtedness	$ 380,608	$ 1,127,214
Minimum dollar capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 25,374	$ 75,148
Excess net capital	$ 624,611	$ 1,016,590
Ratio of aggregate indebtedness to net capital	.59 to 1	1.03 to 1
Computation of net capital as originally reported	$ 277,142	$ 1,429,357
Increase in receivables	(17,573)	-
Decrease in fixed assets	3	1
Increase in other assets	(7,348)	(2,620)
Increase (decrease) in members' equity	397,773	(289,715)
Increase in haircut	(12)	(45,285)
Computation of net capital per above	$ 649,985	$ 1,091,738

BUTLER, CHAPMAN & CO. LLC

SUPPLEMENTARY SCHEDULE II

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001 and 2000

Exempt under Rule 15c3-3(k)(2)(i)

BUTLER, CHAPMAN & CO. LLC

SUPPLEMENTARY SCHEDULE III
INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001 and 2000

Exempt under Rule 15c3-3(k)(2)(ii)

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS ON THE INTERNAL CONTROL STRUCTURE PURSUANT TO SEC RULE 17a-5

To the Members of
Butler, Chapman & Co. LLC

In planning and performing our audit of the financial statements of Butler, Chapman & Co. LLC ("the Company") for the year ended December 31, 2001 and the period from January 5, 2000 (date of inception) to December 31, 2000, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC" or "the Commission"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by SEC Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Siegel, Sacks, Press & Lacher, P.C.

New York, New York
February 4, 2002